DynaMotive Energy Systems Corporation

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR June 30, 2003

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Exact name of Registrant as specified in its charter)

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Suite 105-1700 West 75th Avenue

Vancouver, BC

Canada V6P 6G2

604) 267-6000

(Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F  X    FORM 40-F

---             ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of

1934.]

YES         NO  X

---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

British Columbia Securities Commission

(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT
YY / MM /DD
DYNAMOTIVE ENERGY SYSTEMS CORP.		June 30, 2003		03	08	29
ISSUER’S ADDRESS
105 – 1700 West 75th Avenue
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL. NO.
Vancouver	B.C.	V6P 6G2	(604) 267-6005	(604) 267-6000
CONTACT NAME		CONTACT POSITION		CONTACT TEL NO.
Laura Santos		Corporate Secretary		(604) 267-6000
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
Laura.Santos@dynamotive.com	www.dynamotive.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
“R. Andrew Kingston”	R. Andrew Kingston	YY / MM /DD
signed		03	08	29
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
“Richard Chen-Hsing Lin”	Richard Chen-Hsing Lin	YY / MM /DD
signed		03	08	29

FIN 51-901F Rev. 2001 /3/20

SCHEDULE A: FINANCIAL INFORMATION

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

Unaudited Interim Consolidated Financial Statements

For the six months ended June 30, 2003

(In U.S. Dollars)

Contents

Consolidated Financial Statements
Consolidated Balance Sheets	2
Consolidated Statements of Operations and Deficit	3
Consolidated Statements of Cash Flows	4
Notes to Consolidated Financial Statements	5-12
Supplementary Information	13

DynaMotive Energy Systems Corporation

Unaudited Consolidated Balance Sheets

(expressed in U.S. dollars)

	June 30,	December 31,
	2003	2002
	(Unaudited)	(Audited)
	$	$

ASSETS
Current
Cash and cash equivalents	262,664	25,093
Accounts receivable	30,052	59,102
Government grants receivable	165,510	160,316
Prepaid expenses and deposits	128,560	78,846
Total current assets	586,786	323,357
Capital assets	1,003,211	750,409
Patents	244,646	212,047
TOTAL ASSETS	1,834,643	1,285,813

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current
Bank indebtedness - short-term (Note 3b)	330,063	479,422
Accounts payable and accrued liabilities	1,321,358	1,377,169
Short-term loan	131,320	—
Project deposit received (Note 5)	148,423	—
Convertible loans	—	101,034
Total liabilities	1,931,164	1,957,625

Shareholders’ deficit
Share capital	28,334,224	27,553,040
Shares to be issued (Note 6c)	1,707,464	771,449
Contributed surplus	3,229,624	2,698,998
Cumulative translation adjustment	(690,746)	(543,744)
Deficit	(32,677,087)	(31,151,555)
Total shareholders’ deficit	(96,521)	(671,812)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	1,834,643	1,285,813

The accompanying notes are an integral part of these financial statements

Approved on behalf of the Board:

“R. Andrew Kingston”

  Director

                  “Richard C H Lin”      Director

DynaMotive Energy Systems Corporation

Unaudited Consolidated Statements Of Loss And Deficit

(expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2003	2002	2003	2002
	$	$	$	$
REVENUE
Sales	—	—	—	14,926

EXPENSES
Cost of sales	—	—	—	—
Amortization and depreciation	30,933	81,539	60,472	161,274
Interest expense	113,339	8,647	122,260	13,959
Marketing	73,069	39,850	76,294	70,378
Office supplies, telephone and insurance	66,663	53,760	112,322	171,874
Professional fees	320,190	283,802	543,299	598,262
Rent	26,749	102,842	52,321	204,072
Research and development	677	(143,599)	4,413	(23,380)
General and administrative salaries and benefits	505,151	203,449	712,455	576,798
Exchange (gain) loss	(86,819)	205,310	(151,966)	255,317
	1,049,952	835,600	1,531,870	2,028,554
Loss from operations	(1,049,952)	(835,600)	(1,531,870)	(2,013,628)

Interest and other income	659	81	6,338	594
Loss for the period from continuing operations	(1,049,293)	(835,519)	(1,525,532)	(2,013,034)

Loss from discontinued operations (Note 3)	—	(115,160)	—	(598,934)
Loss for the period	(1,049,293)	(950,679)	(1,525,532)	(2,611,968)
Deficit, Beginning of period	(31,627,794)	(27,434,337)	(31,151,555)	(25,773,048)
Deficit, end of period	(32,677,087)	(28,385,016)	(32,677,087)	(28,385,016)

Weighted average number of common shares outstanding	52,375,172	44,258,000	50,346,195	41,937,585

Basic and diluted loss per common share
Continuing operations	0.02	0.02	0.03	0.05
Discontinued operations	—	—	—	0.01
Loss per share	0.02	0.02	0.03	0.06

                               The accompanying notes are an integral part of these financial statements.

DynaMotive Energy Systems Corporation

Unaudited Consolidated Statements Of Cashflow

(expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2003	2002	2003	2002
	$	$	$	$
OPERATING ACTIVITIES
Loss from continuing operations	(1,049,293)	(835,519)	(1,525,532)	(2,013,034)
Add items not involving cash:
Amortization and depreciation	30,933	81,539	60,472	161,274
Stock based compensation	595,653	158,134	666,278	367,386
Interest – accretion on convertible debt	99,520	—	99,520	—
Translation (gain) loss	(86,818)	205,310	(151,966)	255,317
Net change in non-cash working capital balances related to operations (note 8)	(441,012)	(205,090)	(81,669)	391,074
Cash used in operating activities	(851,017)	(595,626)	(932,897)	(837,983)
FINANCING ACTIVITIES
Increase (decrease) in short term bank indebtedness	15,127	61,171	(149,359)	(31,359)
Increase in short term loan	265,000	—	265,000	—
Increase in project deposits	148,423	—	148,423	—
Increase in long-term liabilities and indebtedness	—	171,850	—	269,521
Loan from shareholder	—	24,625	—	30,312
Convertible loan	—	199,576	—	199,577
Share capital issued	109,300	515,114	344,934	1,230,845
Shares to be issued	564,663	48,998	683,741	48,998
Cash provided by financing activities	1,102,513	1,021,334	1,292,739	1,747,894
INVESTING ACTIVITIES
Increase in patent costs	(1,283)	(14,368)	(5,505)	(19,395)
Purchase of capital assets (net of government grants)	(38,332)	(37,490)	(169,436)	(108,190)
Cash used in investing activities	(39,615)	(51,858)	(174,941)	(127,585)
Increase in cash and cash equivalents from continuing operations	211,881	373,850	184,901	782,326
Decrease in cash and cash equivalents from discontinued operations	—	(103,756)	—	(631,978)
Effects of foreign exchange rate changes on cash	41,224	(270,094)	52,670	(211,889)
Increase (decrease) in cash and cash equivalents during the period	253,105	—	237,571	(61,541)
Cash and cash equivalents, beginning of period	9,559	—	25,093	61,541
Cash and cash equivalents, end of period	262,664	—	262,664	—
The accompanying notes are an integral part of these financial statements

DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2003 and 2002

(in U.S. dollars)

1. DESCRIPTION OF BUSINESS

In this Report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.  The executive office of the Company is Suite 105 – 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 1-604-267-6000).

DynaMotive was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Dynamotive is focused on the development of innovative energy solutions on its patented fast pyrolysis system. The Company’s focus is to commercialise its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

DynaMotive Energy Systems Corporation (the “Company” or “DynaMotive”) is a leader in biomass-to-liquid fuel conversion, a process known as “fast pyrolysis”. Its principal business is the development and commercialisation of its renewable energy process called BioThermTM, which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to develop significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other biomass residues. In many cases the residues are costly to dispose of and therefore are available at zero cost or are potentially revenue generating to then convert into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries DynaMotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; DynaMotive Europe Limited, incorporated under the laws of the United Kingdom; DynaMotive Canada Inc., federally incorporated under the laws of Canada; DynaPower Inc., incorporated under the laws of British Columbia; DynaMotive Puerto Rico, Inc., incorporated under the laws of Puerto Rico; DynaMill Systems Ltd. and DynaMotive Electrochem Corporation, incorporated under the laws of British Columbia.  DynaMotive Electrochem Corporation, DynaMill Systems Ltd. and DynaMotive Puerto Rico, Inc. are companies with no significant net assets or operations.

In April 2001, the Company acquired 75% of Border Biofuels Limited (“BBL”), in the U.K. In December 2002, BBL was petitioned into bankruptcy by creditors and became insolvent. The Company elected not to provide additional capital to maintain BBL’s operations and a liquidator was appointed in January of 2003. In April 2002, the Company sold certain assets in its metal cleaning subsidiary, DynaPower, Inc. to focus all of its resources on its BioOil production technology.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2003 and 2002

(in U.S. dollars)

2. UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited balance sheet at June 30, 2003, the unaudited interim statements of loss and deficit and cash flows for the six-month periods ended June 30, 2003 and 2002, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2002. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods.  The information disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2002, and the summary of significant accounting policies included therein.

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the six months. Gains and losses resulting from this process are recorded in shareholders’ deficit as an adjustment to the cumulative translation adjustment account.

3. BORDER BIOFUELS LTD.

[a]

Liquidation of BBL

On April 6, 2001, the Company acquired 75% of the outstanding common shares of Border Biofuels Limited (“BBL”), a United Kingdom Green Power project development company for a nominal cash consideration of $2 (£1) plus acquisition cost of $70,241 (£49,537).

On December 13, 2002, BBL was placed into liquidation when a petition was made by creditors under the Insolvency Act of 1986 of the United Kingdom. Substantially all of its assets will be liquidated by a bank appointed receiver. The Company does not expect to recover any proceeds from the sale of BBL’s assets.  As BBL is in liquidation at June 30, 2003, the Company no longer controls the operating, financing and investing decisions of the BBL.  As such, the financial position and results of operations have been deconsolidated from the date that BBL was petitioned into bankruptcy.  Accordingly, the results of operations of BBL for the current and prior periods have been accounted for as discontinued operations.

[b]

Guarantee provided by Dynamotive

In 2001, BBL entered into a credit facility with Bank of Scotland for a maximum of $330,060 (£200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank’s base rate plus 3%. The credit facility is guaranteed by the Company. During 2002 BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability and included the impact as part of the 2002 (December) loss from discontinued operations.

DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2003 and 2002

(in U.S. dollars)

4. DYNAPOWER MANAGEMENT BUYOUT

In April 2002, the Company sold certain assets in its metal cleaning subsidiary, DynaPower, Inc. to the management of DynaPower for nominal consideration of $1 plus future royalties on all revenue of DynaPower Systems for a period of seven years.  The divestiture included all tangible assets of the DynaPower division, which were transferred to the new owners upon closing the sale. The Company retains ownership of the intellectual property related to the DynaPower metal cleaning technology and has licensed the intellectual property to DynaPower, Inc. The license entitles the Company to receive royalties for seven years from the closing of the sales agreement. The royalties are based on an increasing percentage of the cumulative revenues generated by DynaPower, Inc. on sales of DynaPower systems over the royalty period.  The intellectual property will transfer from the Company to DynaPower, Inc. on the expiration of the royalty period at March 31, 2009 only if a cumulative sales threshold is reached. Irrespective of whether the cumulative sales threshold is reached, royalty payments will continue to the end of the royalty period.

In December 2002, the Company recorded write-downs of patents related to DynaPower of $118,732 and in 2001 recorded write-downs of the DynaPower capital assets of $175,037.

5. PROJECT DEPOSIT RECEIVED

In June 2003 the Company received $148,423 (C$200,000) from Ontario Power Generation Inc. (“OPG”) as an initial investment in a proposed Ontario based 100 TPD BioOil co-generation project (the “Project”).  The funds are to be used for pre-development work related to the Project and are to be converted into a Project ownership interest upon confirmation that the Project meets specified feasibility criteria.  If the Project is not confirmed as feasible by December 2003, OPG will convert the funds into common shares of the Company at the then prevailing market value.  Further, if the Project is not confirmed as proceeding by June 2004, OPG will convert the funds into common shares of the Company at a 10% discount to the then prevailing market value of the shares.

OPG was also granted certain additional Project investment and marketing rights.

6. SHARE CAPITAL

[a] Authorized share capital

The Company’s authorized capital consists of 100,000,000 common shares (2002 - 100,000,000 common shares) with no par value and 100,000,000 Class A preferred shares (2002 - 100,000,000) with a par value of $5.00 each, having attached special rights and restrictions. No preferred shares were issued and outstanding at June 30, 2003.

[b] Issued and outstanding share capital

	June 30, 2003	December 31, 2002
Issued and outstanding	$	$
Common Shares 54,405,651 [December 31, 2002 – 49,941,000]	$28,334,224	$27,553,040

DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2003 and 2002

(in U.S. dollars)

6. SHARE CAPITAL (CONT’D)

Common Share Issuance Summary for the Period	$	Number of Shares

Share Capital, December 31, 2002	27,553,040	49,941,000
Private placement issued for cash	344,934	1,776,049
Shares issued from exercised of options for commercial services	265,507	1,289,991
Shares issued, for directors & employees compensation	(2,560)	(7,331)
Shares issued, for convertible loan	118,838	1,111,745
Shares issued, for commercial services	54,465	294,197

Share Capital, June 30, 2003
Common shares without par value	28,334,224	54,405,651

[c]   Shares to be issued

At June 30, 2003, the Company has 8,761,907 common shares to be issued.  Included in the amount are 2,827,968 common shares for a total of $671,347 to be issued to a director and non-employees for services rendered under compensation arrangements.  Of the remaining 5,933,939 common shares, 1,595,105 common shares are related to a private placement commenced during the third quarter of 2002; 278,001 common shares are related to conversion of a convertible loan and 4,060,833 common shares are related to a private placement commenced in March 2003 to raise funding of up to $2 million. At June 30, 2003, the Company has received $1,036,117 in cash for these shares to be issued.

[d] Stock options

At June 30, 2003, the following stock options to Directors, employees and others were outstanding:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at June 30, 2003	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Outstanding at June 30, 2003	Weighted-Average Exercise Price

$0.20 - $0.23	340,000	2.64 years	$0.22	340,000	$0.22
$0.35 - $0.90	3,932,000	2.07 years	$0.52	3,932,000	$0.52
$1.00	442,000	1.32 years	$1.00	442,000	$1.00
$1.50	350,000	1.74 years	$1.50	316,000	$1.50
	5,064,000			5,030,000

DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2003 and 2002

(in U.S. dollars)

6. SHARE CAPITAL (CONT’D)

From time to time, the Company has provided incentives in the form of share purchase options to the Company’s directors, officers, employees and others. The Company has reserved 8,160,848 (15%) of common shares for issuance upon the exercise of stock options of which at June 30, 2003, 3,096,848 are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant and the term may not exceed five years from the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

Options Exercisable	No. Common Shares Issuable	Weighted Average Exercise Price
Balance, December 31, 2002	5,827,837	0.63
Options granted	1,155,171	0.21
Options forfeited or expired	(629,017)	0.55
Options exercised	(1,289,991)	0.34
Balance, June 30, 2003	5,064,000	0.61

Included in the options granted in the six month period are 271,150 options granted to non-employee for services rendered, recorded at a fair value of $47,487.

[e] Common share purchase warrants

During the quarter, the Company entered into a loan agreement with a U.S. based Trust for $200,000 and an officer of the Company for $50,000. The loan bears interest at 2% per month and has a 12-month term. As part of the loan agreement, the lenders will receive 2.5 million warrants exercisable at $0.20 each for a period of five years.  The warrants have been issued subsequent to June 30, 2003.

At June 30, 2003 the common share purchase warrants outstanding were as follows:

	No. of Common	Exercise
	Shares Issuable	Price	Expiration Date
Series F Warrants	933,333	$0.70	March 5, 2005
Series J Warrants	201,250	$0.70	July 31, 2003
Series K Warrants	35,000	$0.70	July 31, 2003
Series M Warrants	268,105	$0.70 to $1.50	August 27, 2003 – May 09, 2005
Series N-b Warrants	275,756	$0.70	September 5, 2004 - October 1, 2004
Series O Warrants	300,000	$0.35	June 10, 2005
Series P Warrants	921,625	$0.40	July 29, 2005 – May 6, 2006
Series Q Warrants	748,135	$0.23 to $0.25	May 6, 2006
Total	3,683,204

DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2003 and 2002

(in U.S. dollars)

6. SHARE CAPITAL (CONT’D)

Summary of warrants cancelled and issued during the six month period ending June 30, 2003:

	Number of Common Shares Issuable
	at December 31, 2002	Warrants Cancelled during the 6-month Period	Warrants Issued during the 6-month Period	at June 30, 2003	Exercise Price
Series F Warrants	968,333	35,000		933,333	$0.70
Series G Warrants	84,000	84,000		—	$0.70
Series J Warrants	201,250			201,250	$0.70
Series K Warrants	35,000			35,000	$0.70
Series L Warrants	64,491	64,491		—	$0.70 to $2.0
Series M Warrants	395,272	127,167		268,105	$0.70 to $1.50
Series N-b Warrants	275,756			275,756	$0.70
Series O Warrants	300,000			300,000	$0.35
Series P Warrants	541,665		379,960	921,625	$0.40
Series Q Warrants	—		748,135	748,135	$0.23 to $0.25
	2,865,767	310,658	1,128,095	3,683,204

[f] Stock appreciation rights

During 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights (“SA Rights”) for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant.

The SA Rights vest as the Company achieves stock value targets as defined in the agreement: 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period; 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period; 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

The Company also has the right to redeem the SA Rights at its option under certain circumstances.  The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares.  The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

At June 30, 2003 1,468,335 (December 2002 - 1,471,668) SA Rights were outstanding and 1,106,668 (December 2002 - 1,111,667) were vested. An SA Rights expenditure of $231,675 was recognized during the quarter.

At June 30, 2003, the following stock appreciation rights all of which were issued to employees, were outstanding:

SA Rights	Initial Value	Expiration Date
1,122,501	$0.400	January 28, 2004
200,000	$0.625	May 1, 2004
145,834	$1.000	May 1, 2004
1,468,335

DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2003 and 2002

(in U.S. dollars)

6. SHARE CAPITAL (CONT’D)

[g] Escrow Shares

At June 30, 2003, 556,000 common shares were held in escrow to be released at a rate of one share for each $0.17 of “cash flow” as defined in the agreement, generated by the Company.

At June 30, 2003, 225,334 common shares remain in escrow from a total of 676,000 common shares originally put in escrow in 1998. These common shares are to be released from escrow as follows: : 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period which occurred in fiscal 2000; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period which occurred in fiscal 2000; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

During the six months ended June 30, 2003, nil [2002 - nil] common shares were released from escrow and at June 30, 2003, 781,334 [2002 - 781,334] common shares are held in escrow.

7. RELATED PARTY TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties.  The Company had the following transactions with related parties during the quarter:

Consulting fees and salaries of $179,159 for the quarter (2002 - $312,719) have been accrued and paid to Directors (or companies controlled by Directors) of the Company.  Included in the amount above, is $117,002 (2002 - $312,719) paid by stock based compensation.  For the six month period ended June 30 2003, consulting fees and salaries of $268,127 (2002 - $431,752) have been accrued and paid to Directors (or companies controlled by Directors) of the Company.  Included in the amount above, is $117,002 (2002 - $312,719) paid by stock based compensation.

8. SUPPLEMENTARY CASH FLOW INFORMATION

Components of changes in non-cash balances related to operations are:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2003	2002	2003	2002
	$	$	$	$

Account and government grants receivable	(42,383)	(440,519)	23,856	(473,719)
Prepaid expenses and deposits	(86,665)	(141,393)	(49,714)	(101,082)
Accounts payable and accrued liabilities	(311,964)	377,104	(55,811)	971,680
Other	—	(282)	—	(5,805)
Net change in non-cash working capital	(441,012)	(205,090)	(81,669)	391,074

DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2003 and 2002

(in U.S. dollars)

9. SEGMENTED FINANCIAL INFORMATION

In 2003, the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology, BioTherm™. Substantially all of the Company’s operations and assets are in Canada and are solely focused on the development and commercialisation of its BioTherm technology. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

In prior years, the Company also had two other reportable segments: DynaPower and Actuator. The Company has sold the operating assets of DynaPower to an employee and has entered into a licensing arrangement for the DynaPower intellectual property retained by the Company. The licensing agreement under the Actuator segment expired in 2002 and has not been renewed. The actuator technology is used in both steel and aluminium welding.

Corporate and other includes other corporate related amounts that are not a separately reportable segment.

Business Unit Segments	Six Months Ended
	June 30, 2003	June 30, 2002
	$	$
Revenue
DynaPower	—	11,534
Corporate and other	—	3,392
	—	14,926

Loss for the period from continuing operations
BioOil Power Generation	(90,091)	(91,757)
Actuator	—	(4,687)
DynaPower	—	(112,230)
Corporate and other	(1,435,441)	(1,804,360)
	(1,525,532)	(2,013,034)

Geographic Segments	Six Months Ended
	June 30, 2003	June 30, 2002
	$	$
Revenue
Canada	—	3,392
France	—	4,618
Mexico	—	6,916
	—	14,926

10. SUBSEQUENT EVENTS

On August 26, 2003 the Company completed a US$2.15 million private placement financing, resulting in the issue of 11.5 million common shares at an average price of $0.187 per share and 5.75 million common share purchase warrants exercisable for a 3 year period exercisable at prices ranging from $0.25 - $0.67 per share.   The funds raised consisted of $1.76 million in cash and $390,000 of shares issued for services rendered.  This financing is to meet working and development capital needs for the remainder of 2003.

DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2003 and 2002

(in U.S. dollars)

SUPPLEMENTARY INFORMATION

Research and Development Expenses
Breakdown by major category:
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2003	2002	2003	2002
	$	$	$	$
Material	234	11,881	1,490	31,989
Salary and Benefits	8,147	108,584	34,633	204,472
Consulting	24,863	19,149	66,676	21,598
Miscellaneous Costs	79	344	1,259	2,118
	33,323	139,958	104,058	260,177
Less: Government assistance programs	32,646	283,557	99,645	283,557
	677	(143,599)	4,413	(23,380)

Professional Fees
Breakdown by major category:
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2003	2002	2003	2002
	$	$	$	$
Consulting	270,535	211,276	461,602	375,202
Audit and Tax Services	35,013	22,405	51,553	112,710
Legal Fees	13,556	46,057	28,482	106,036
Miscellaneous Costs	1,086	4,064	1,662	4,314
	320,190	283,802	543,299	598,262

SCHEDULE B: SUPPLEMENTARY INFORMATION

Section 1 - Year to Date January 1, 2003 to June 30, 2003

a)

Breakdown of Deferred Costs

Patents Accumulated Net Book Value

	Cost $	Amortization $	Net Book Value $
Patents	299,675	62,750	236,925
Trademarks	7,721	—	7,721
Total	307,396	62,750	244,646

b)

Breakdown of major categories of research and development expenses:

Please refer to the Supplementary Information schedule in the unaudited interim consolidated financial statements for details.

c)

Breakdown by major category of general and administrative expenses:

Please refer to the Supplementary Information schedule in the unaudited interim consolidated financial statements for  details.

Section 2 - Year to Date January 1, 2003 to June 30, 2003

Related Party Transactions

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties.  The Company had the following transactions with related parties during the quarter:

Consulting fees and salaries of $179,159 for the quarter (2002 - $312,719) have been accrued and paid to Directors (or companies controlled by Directors) of the Company.  Included in the amount above, is $117,002 (2002 - $312,719) paid by stock based compensation.  For the six month period ended June 30 2003, consulting fees and salaries of $268,127 (2002 - $431,752) have been accrued and paid to Directors (or companies controlled by Directors) of the Company.  Included in the amount above, is $117,002 (2002 - $312,719) paid by stock based compensation.

Section 3 - Year to Date January 1, 2003 to June 30, 2003

a)

Summary of Securities issued during the six months ended June 30, 2003

Common Share Issuance Summary for the Six Months	$	Number of Shares

Private placement issued for cash (i)	344,934	1,776,049
Shares issued from exercised of options for commercial services (ii)	265,507	1,289,991
Shares issued, for directors & employees compensation (iii)	(2,560)	(7,331)
Shares issued, for convertible loan (iv)	118,838	1,111,745
Shares issued, for commercial services (v)	54,465	294,197
	781,184	4,464,651

i.

700,000 common shares issued for cash pursuant to a private placement commenced during the fourth quarter of 2002 for a total of $140,000 at $0.20 per share.

a.

338,448 common shares issued for cash pursuant to a partial close of a private placement commenced during the third quarter of 2002 for $110,334 at $.326 per share.

b.

21,472 common shares issued for cash pursuant to a partial close of a private placement commenced during the third quarter of 2002 at $.326 per share.

c.

716,129 common shares issued for cash pursuant to a partial close of a private placement commenced in March 2003 at shares prices ranging from $.15 and $.16 per share.

ii.

1,289,991 common shares issued for payment of $438,572 in settlement at share prices ranging from $0.14 to $0.80 each.

iii.

7,331 common shares previously issued to a director of  the Company cancelled and returned to Treasury.

iv.

1,111,745 common shares issued during the second quarter pursuant to a $118,838 convertible loan  at  $.11 per share.

v.

294,197 common shares issued during the second quarter pursuant to settlement of fees at share prices ranging from $.165 and $.20 per share.

b)

Summary of options granted during the six months ended June 30, 2003.

Optionee	No. of Options	Exercise Price	Grant Date	Expiry Date
Employees	-	-	-	-
Consultants	150,000	$0.20	January 20, 2003	January 19, 2004
Consultants	21,150	$0.50	May 2, 2003	May 6, 2004
Consultants	187,500	$0.14	May 6, 2003	May 6, 2004
Consultants	100,000	$0.20	May 6, 2003	May 6, 2005
Consultants	456,521	$0.23	May 6, 2003	May 6, 2004
Consultants	240,000	$0.23	May 6, 2003	May 6, 2006

Total	1,155,171

Section 4 – As at June 30, 2003

a)

Authorized Capital

Please refer to Note 6(a) of the unaudited interim financial statements for details.

b)

Issued Capital

Please refer to Note 6(b) of the unaudited interim financial statements for details.

c)

Options Outstanding

Please refer to Note 6(d) of the unaudited interim financial statements for details.

d)

Shares subject to escrow and pooling arrangements

Please refer to Note 6(g) of the unaudited interim financial statements for details.

e)

List of Directors

Andrew Kingston, Director, President and Chief Executive Officer

Richard Lin, Director, Chairman, Director

Michael McDowell, Ph.D, Director

Curtin Winsor, Ph.D, Director

Sing-Cheng Hong, Director

Chih-Lin Chu, Director

f)

List of Officers

Brian Richardson, Chief Financial Officer

Warren Johnson, Chief Technology Officer

Laura Santos, Corporate Secretary

James Acheson, U.S. Subsidiary, Chief Operating Officer

Antony Robson, U.K. Subsidiary, Managing Director

SCHEDULE C: MANAGEMENT’S DISCUSSION AND ANALYSIS

(Six month period ended June 30, 2003 compared to the Six-month period ended June 30, 2002)

This “Management’s Discussion And Analysis” should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company’s Annual Report for the year ended December 31, 2002.

The following sets out management’s discussion and analysis of our financial position and results of operations for the six months ended June 30, 2003 and 2002.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).  Certain statements in this quarterly report may constitute “forward-looking” statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management’s current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as “may, expects, intends, anticipates, believes, estimates and forecasts” and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management’s Discussion and Analysis in the 2002 Annual Report on Form 20-F entitled “Risk Factors” for a more complete discussion of factors that could affect DynaMotive’s future performance.

DESCRIPTION OF  BUSINESS

DynaMotive Energy Systems Corporation (the “Company” and or “DynaMotive”) is a leader in biomass-to-liquid fuel conversion, a process known as “Fast Pyrolysis”. Its principal business is the development and commercialisation of its renewable energy process called BioThermTM, which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to develop significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating to then convert into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations. Information for the total revenues by category of activity and geographic market for each of the last three years is detailed in Note 17 to the December 31, 2002 Consolidated Financial Statements.

DynaMotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications. The Company’s fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types:  Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with no emissions or waste by-products.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of DynaMotive Canada Corporation. On October 31, 1995, the shareholders approved a change of name to DynaMotive Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to the Company’s current name.

As of June 30, 2003, the Company had six wholly-owned subsidiaries: DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), and DynaMotive Canada, Inc. (incorporated in Canada in November 2000), DynaMotive ElectroChem Corporation (incorporated in the Province of British Columbia in 1993), DynaMill™ Systems Limited (incorporated in the Province of British Columbia in 1996) and DynaMotive Puerto Rico, Inc. (incorporated in Puerto Rico in 1997). The latter three are currently inactive and the Company’s wholly-owned subsidiary, DynaMotive Europe Ltd., purchased 75% of the shares of Border Biofuels Ltd. (BBL), a United Kingdom company, in April, 2001.  In 2002, BBL became insolvent and the Company now treats it as a discontinued operation.

In this Report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.  The principal executive office of the Company is Suite 105 – 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).

ACCOUNTING POLICIES

The Company’s unaudited financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The Company believes the significant accounting policies as detailed in note 2 of its audited consolidated financial statements for the year ended December 31, 2002, affect its more significant judgments and estimates used in the preparation of its unaudited consolidated financial statements. Unless otherwise indicated, all dollar amounts are disclosed in US dollars.

Basis Of Presentation And Accounting Policies

The Company’s accounting policies, including policies for capital assets under construction and for stock based compensation, are detailed in note 2 of the audited consolidated financial statements for the year ended December 31, 2002.

RESULTS OF OPERATIONS

The Company is engaged in the development of its core technologies and as such, it mainly expends monies on the resources and infrastructure required to develop and commercialize its products. For the three months (“quarter”) ended June 30, 2003, the Company incurred a net loss of $1,049,293 ($0.02 per share). This compares to a net loss from continuing operations for the same quarter of the preceding fiscal year (“2002”) of $835,519 ($0.02 per share) and the 2002 net loss including discontinued operations of $950,679 ($0.02 per share).  For the six months ended June 30, 2003, the Company incurred a net loss of $1,525,532 ($0.03 per share). This compares to a net loss from continuing operations for the comparable period in 2002 of $2,013,034 ($0.05 per share) and the 2002 net loss including discontinued operations of $2,611,968 ($0.06 per share). The decrease in the level of losses incurred in 2003, compared to 2002, was attributable to the general reduction of overhead expenses.

Overview

The Company continued to progress towards a commercial demonstration operation in Canada. The proposed integrated 100 TPD + 2.5 MW plant will utilize wood residue from Erie Flooring’s Ontario operations and will be comprised of wood conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by DynaMotive and Magellan Aerospace division-Orenda Industrial respectively. Ontario Power Generation has entered into an agreement with the Company to partner in this project. Ramsay Machine Works Ltd. has signed an MOU with the Company for the fabrication and design of multiple pyrolysis systems. UMA Engineering Ltd. would act as project engineers. The Company has also entered into a MOU with Bruks-Klockner Inc., a world leading company for wood processing equipment to participate in the development of this project. Furthermore, in June 2003, the project was approved to receive a funding contribution from Sustainable Development Technology Canada.

DynaMotive currently has no commercial revenue from its core BioOil operations and is therefore dependent on its financing activities and government sponsorship to fund its operations. The proceeds from the recent equity and debt financing, together with Canadian government sponsored funding, will be applied to finance the Company’s ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. DynaMotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. DynaMotive’s operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular DynaMotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to contemplated equity offerings during 2003, the Company expects to be able to draw significantly from government grants, including the Government of Canada’s Technology Partnerships program for research & development and demonstration project related expenditures. The Company is currently negotiating with TPC for an extension of the funding agreement which expired on June 30, 2003 with CAD$4.57 million (US$3.4 million) of the TPC project funding unused.

Late during the first quarter of 2003, the Company commenced a $2.15 million tranched private placement at a share price based on the trailing average bid/ask prices and including a three-year warrant to purchase one half of a share of common stock of the Company. As at June 30, 2003, the Company received $1,042,631 towards this financing, $652,625 in cash and settlement of $390,006 in consulting fees payable by the Company, at share prices ranging from $.15 and $.40 per share. A total of 6,197,800 shares and 3,098,900 warrants remain to be issued for this private placement at June 30, 2003.

Regarding the European operation, the Company has relocated its headquarters in London to Rotch Limited (a Company shareholder) as part of its strategic alliance agreement. The Company finalized the release of its European Headquarters and reduced staff, with Mr. Antony Robson and consultant, Mr. Gaby Dadoun now responsible for European operations. Mr. Robson continues in his role as Managing Director Europe.

In the area of R&D, the Company continued with its lime kiln research program to validate the use of BioOil as a fuel for lime kilns in the pulp and paper industry.  Initial results have been positive and the program is expected to be concluded in the third quarter this year. DynaMotive’s objective through this program is to provide an environmentally friendly and economically viable alternative to fossil fuel consumption, and to reduce or eliminate waste disposal costs and provide green house gas credits to the users.

During the six month period, the Company signed its first option on wood residue.  An option for 500,000 tonnes of wood residue with L&M Wood Products of Saskatchewan was entered into and project evaluation is underway.  The Company expects to complete commercial feasibility on the site in the third quarter of 2003 and, subject to a positive evaluation, to develop an exploitation program.  The site could yield up to 2,140,000 barrels of BioOil (or 1,150,000 barrels of oil equivalent) .

Revenue

The Company is now exclusively focused in the bioenergy field on the development of BioOil related technology and systems. In April 2002, the Company announced that it had completed the sale of DynaPower, its metal cleaning subsidiary to former employees. As part of the agreement, the Company will retain ownership in all DynaPower’s intellectual property and will receive royalty income with respect to certain DynaPower patents.

In December 2002, BBL was placed into liquidation when a petition was made by creditors under the Insolvency Act of 1986 of the United Kingdom.  Substantially all of its assets will be liquidated by a bank appointed receiver. The Company does not expect to recover any proceeds from the sale of BBL’s assets.  As BBL is in liquidation at June 30, 2003, the Company no longer controls the operating, financing and investing decisions of the BBL.  As such, the financial position and results of operations have been deconsolidated from the date that BBL was petitioned into bankruptcy.  Accordingly, the results of operations of BBL for the current and prior periods have been reclassified, on a comparative basis, as discontinued operations.

Revenue for the second quarter and first six months in 2003 were nil, due to the completion of contract sales.  Revenue for second quarter 2002 was nil and for the six months ending June 30, 2002 was $14,926. The Company currently has no commercial or contract sales revenue. The Company anticipates minimal near term revenue from contract sales as it focuses on the research and development and commercialization activities pertaining to its own BioOil related technologies, products and raw materials sourcing.

Expenses

The cost of sales for the second quarter and first six months in 2003 and 2002 were nil, due to the completion of contract sales. The Company currently has no commercial or contract sales  revenue during the period and anticipates minimal near term revenue until such time that its BioOil related technologies are successfully commercialized.

For the second quarters in 2003 and 2002 the Company had expended on a quarterly basis $33,323 and $139,958 respectively, on research and development. Of these research & development expenditures, $32,646 and $283,557 respectively, were sponsored by government funding. The remainder of the respective quarterly expenditures were Company sponsored. For the first six months in 2003 and 2002 the Company had expended $104,058 and $260,177 respectively, on research and development. Of these research & development expenditures, $99,645 and $283,557 respectively, were sponsored by government funding. The remainder of the respective expenditures in the six month period were Company sponsored. The decreased expenses for the first six months of 2003 were due to the reduction of R&D activity following completion of research related to the Company’s 10 TPD pilot plant.

The Company is currently negotiating to have an extension of its contract with Technology Partnerships Canada (“TPC”) beyond its existing June 30, 2003 expiry.  The Company expects to be able to draw significantly from government grant, including the Government of Canada’s TPC program both for research & development and project related expenditures in 2003 and 2004. The Company’s agreement with Technology Partnerships Canada pertains to maximum funding of C$8.235 million (US$ 6.1 million) through June 2003, of which CAD$3.66 million has been received as of June 30, 2003.

General and administrative salaries and benefits in the second quarter of 2003 increased to $505,151 from $203,449 for the same quarter in 2002. General and administrative salaries and benefits in the first six months of 2003 increased to $712,455 from $576,798 for the same period in 2002.  The increase  in 2003 was mainly due to the higher market price of the company’s stock resulting in higher recorded stock based compensation expenses.

Consulting and professional fees for the second quarter of 2003 were $320,190 compared to $283,802 in the same quarter of 2002. Consulting and professional fees for the first six months were $543,299 compared to $598,262 in the same period of 2002. The increase in 2003 was due to higher market price of the company stock for the stock based compensation expenses.

Amortization and depreciation expenses decreased to $30,933 in the second quarter of 2003 from $81,539 in the same quarter in 2002. Amortization and depreciation expenses decreased to $60,472 in the first six months of 2003 from $161,274 in the same period in 2002. These decreases were due to the write down of assets in 2002.

Interest expenses increased in the second quarter of 2003 to $113,339 from $8,647 in the same quarter in 2002.  Interest expenses increased in the first six months of 2003 to $122,260 from $13,959 in the same period in 2002. The increases were due mainly to the increases in total liabilities and interest accretion on convertible debt.

Marketing expenses for the second quarter of 2003 increased to $73,069 from $39,850 for the same period in 2002.  Marketing expenses for the first six months of 2003 increased to $76,294 from $70,378 for the same period in 2002. These increases were due to an increase in the use of external consultants for marketing activities.

Office supplies, telephone and insurance increased to $66,663 during the second quarter of 2003 from $53,760 in the same period in 2002. Office supplies, telephone and insurance decreased to $112,322 during the first six months of 2003 from $171,874 in the same period in 2002.  The decrease was due to reduced activities in the general and administrative area.

Rent for leased premises decreased to $26,749 in the second quarter of 2003 from $102,842 in the same quarter in 2002. Rent for leased premises decreased to $52,321 in the first six months of 2003 from $204,072 in the same period in 2002.  These decreases were due to the reduced office spaces, reduced research and development facilities rent and the reduced U.K. presence due to the liquidation of BBL.

Currency exchange gain in the second quarter of 2003 amounted to $86,819 compared to the loss $205,310 in the same quarter in 2002. Currency exchange gain in the first six months of 2003 amounted to $151,966 compared to the loss $255,317 in the same period in 2002. These non-cash changes were due to the depreciation of the US dollar. For further explanation on foreign exchange accounting practice, please refers to Note 2 to the unaudited interim financial statements for the quarter.

Net Loss

During the second quarter of 2003, the Company recorded a net loss from continuing operations of $1,049,293 while the net loss from continuing operations for the same quarter in 2002 amounted to $835,519. Loss from discontinued operations in the second quarter of 2003 was $nil and loss from discontinued operations in the same quarter of 2002 amounted to $115,160.  During the first six months of 2003, the Company recorded a net loss from continuing operations of $1,525,532, while the net loss from continuing operations for the same period in 2002 amounted to $2,013,034. Loss from discontinued operations in the first six months of 2003 was $nil and loss from discontinued operations in the same quarter of 2002 amounted to $598,934. The decrease in operating loss was primarily attributable to (i) a decrease in rent, (ii) a decrease in office supplies, telephone and insurance, (iii) decrease in amortization and depreciation, and (iv) a foreign currency exchange gain in the first six months of 2003.

The basic and diluted loss per common share the second quarter of 2003 amount to be $0.02 compared to $0.02 for the same quarter in 2002 from continuing operations and $0.02 including discontinued operations. The basic and diluted loss per common share the first six months of 2003 decreased to $0.03 compared to $0.05 for the same period in 2002 from continuing operations and $0.06 including discontinued operations. The basic and diluted loss per share for the current periods were lower because the decrease in the operating loss and the increase in the weighted average number of Common Shares outstanding. The weighted average number of Common Shares for the quarter increased to 52,375,172 shares for the quarter ended June 30, 2003 from 44,258,000 for the quarter ended June 30, 2002.  The weighted average number of Common Shares increased to 50,346,195 shares for the six month period ended June 30, 2003 from 41,937,585 for the six month period ended June 30, 2002.

LIQUIDITY AND CAPITAL RESOURCES

Principal sources of liquidity during the quarter ended June 30, 2003 were (i) $109,300 in net proceeds  from private placement offerings of the Company’s Common Shares; (ii) $265,000 in short term debts; (iii) $148,423 in project deposit received; and (iv) $564,663 in deposits for Common Shares issued in August, 2003 pursuant to private placement offerings of shares at prices ranging from $0.15 and $0.40 per share and share purchase warrants at exercise prices ranging from $0.25 to $0.67 per share.  Principal sources of liquidity during the six months ended June 30, 2003 were (i) $344,934 in net proceeds from private placement offerings of the Company’s Common Shares; (ii) $265,000 in short term debts; (iii) $148,423 in project deposit received; and (iv) $683,741 in deposits for Common Shares issued in  August, 2003 pursuant to private placement offerings of shares at prices ranging from $0.15 and $0.40 per share and  warrants at prices ranging from $0.25 to $0.67 per share.

For the quarter ended June 30, 2002 the principal sources of liquidity were, (i) $515,114 in net proceeds from private placement offerings of the Company’s Common Shares and Common Shares options exercised for cash; (ii) $199,576 in convertible loan; (iii) $171,850 increase in other long term liabilities resulting from the acquisition of Border Biofuels Ltd. and; (iv) $48,998 in deposits for Common Shares to be issued in the remainder of 2002 pursuant to private placement offerings commenced in 2002.  For the six month period ended June 30, 2002 the principal sources of liquidity were, (i) $1,230,845 in net proceeds from private placement offerings of the Company’s Common Shares and Common Shares options exercised for cash; (ii) $199,577 in convertible loan; (iii) $269,521 increase in other long term liabilities resulting from the acquisition of Border Biofuels Ltd. and; (iv) $48,998 in deposits for Common Shares to be issued in the remainder of 2002 pursuant to private placement offerings commenced in 2002.

Overall change in cash flows during the second quarter of 2003 was an increase in cash of $253,105 as compared to nil during the same quarter in 2002.  Overall change in cash flows during the first six months of 2003 was an increase in cash of $237,571 as compared to a decrease in cash of $61,541 during the same period in 2002. These differences were primarily due to the lower level of operating activity in the current period and receipt of funds related to the current private placement.

The net amount of cash used in operating activities during the second quarter of 2003 increased to $851,017 from $595,626 in the second quarter of 2002. Cash used in operating activities consisted of a net loss from continued operations for the second quarter 2003 of $1,049,293 that was significantly offset by (i) stock based (non-cash) compensation of $595,653; (ii) accretion of interest on convertible debt of $99,520; and (iii) amortization in the amount of $30,933.

The net amount of cash used in operating activities during the six months ended June 30, 2003 increased to $932,897 from $837,983 in the six months ended June 30, 2002. Cash used in operating activities consisted of a net loss from continued operations for the six months ended June 30, 2003 of $1,525,532 that was significantly offset by (i) stock based (non-cash) compensation of $666,278; (ii) accretion of interest on convertible debt of $99,520; and (iii) amortization in the amount of $60,472.

Financing activities during the second quarter 2003 generated a net increase in cash of $1,102,513, primarily from the Company’s private placements of common shares.  Financing activities in the second quarter 2002 generated a net increase in cash of $1,021,334, also primarily from the Company’s private placements of common shares.

Financing activities during the first six months of 2003 generated a net increase in cash of $1,292,739, primarily from the Company’s private placements of common shares.  Financing activities in the first six months of 2002 generated a net increase in cash of $1,747,894, also primarily from the Company’s private placements of common shares. Proceeds from all recent financings were used for general working capital purposes.

Investing activities in the second quarter 2003 resulted in use of cash, net of grants and disposal, in the amount of $39,615. Of this amount, $38,332 was incurred in the acquisition of capital assets, and  $1,283 was expended on patents.  Investing activities in the second quarter 2002 resulted in use of cash, net of grants and disposal, in the amount of $51,858 that consisted of $37,490 incurred in the acquisition of capital assets, and $14,368 was expended on patents.

Investing activities in the first six months of 2003 resulted in use of cash, net of grants and disposal, in the amount of $174,941. Of this amount, $169,436 was incurred in the acquisition of capital assets, and  $5,505 was expended on patents.  Investing activities in the first six months of 2002 resulted in use of cash, net of grants and disposal, in the amount of $127,585 that consisted of $108,190 incurred in the acquisition of capital assets, and $19,395 was expended on patents.

As at June 30, 2003, the Company has a working capital deficiency of $1,344,378 and incurred a net loss of $1,525,532 for the six month period ended June 30, 2003, and has a shareholders’ deficit of $96,521.

SUBSEQUENT EVENTS

On August 26, 2003 the Company completed a US$2.15 million private placement financing, resulting in the issue of 11.5 million common shares at an average price of $0.187 per share and 5.75 million common share purchase warrants exercisable for a 3 year period exercisable at prices ranging from $0.25 - $0.67 per share.   The funds raised consisted of $1.76 million in cash and $390,000 of shares issued for services rendered.  This financing is to meet working and development capital needs for the remainder of 2003.